Exhibit 99.5

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THIRD POINT LLC, a Delaware limited	)
liability company,	)
)
Plaintiff,	)
)
v.	)	C.A. No.
)
WILLIAM F. RUPRECHT, PEREGRINE A.	)
M. CAVENDISH, DOMENICO DE SOLE,	)
JOHN M. ANGELO, STEVEN B. DODGE,	)
DANIEL H. MEYER, ALLEN I. QUESTROM,	)
MARSHA E. SIMMS, MICHAEL I. SOVERN,	)
ROBERT S. TAUBMAN, DIANA L. TAYLOR	)
and DENNIS M. WEIBLING,	)
)
Defendants,	)
)
and	)
)
SOTHEBY’S, a Delaware corporation,	)
)
Nominal Defendant.	)
)

VERIFIED COMPLAINT

Plaintiff Third Point LLC (“Third Point”), by and through its undersigned counsel, alleges for its Verified Complaint against defendants William F. Ruprecht, Peregrine A. M. Cavendish, Domenico De Sole, John M. Angelo, Steven B. Dodge, Daniel H. Meyer, Allen I. Questrom, Marsha E. Simms, Michael I. Sovern, Robert S. Taubman, Diana L. Taylor and Dennis M. Weibling (collectively, the “Director Defendants”), and nominal defendant Sotheby’s (“Sotheby’s” or the “Company”) as follows:

NATURE OF THE ACTION

1. The question presented here, never before decided by a Delaware Court, is whether a board of directors can adopt a poison pill with a 10% trigger directly in response to a stockholder who does not threaten a takeover of the company, but simply seeks minority representation on the board. It is not disputed that the stockholder in question – Third Point – has a reputation for being vocal both inside and outside the boardroom with the goal of improving returns to all stockholders. Stockholder advocacy, even if it causes discomfort in the genteel atmosphere of a corporate boardroom, is good for corporations and is a natural and essential aspect of stockholder ownership of a corporation. Vocal stockholders seeking representation on a corporation’s board of directors cannot be considered a threat to the corporation that is cognizable under this Court’s Unocal jurisprudence. The adoption of a poison pill with a 10% trigger – with an exemption for passive investors who may purchase up to 20% – is neither a reasonable nor proportionate response by a board to a stockholder who wishes to purchase more stock, conduct a proxy contest, and communicate with other stockholders. In fact, the poison pill’s provisions that discriminate between passive stockholders (who are allowed to own up to 20%) and other stockholders is further evidence that the poison pill’s purpose is to favor those stockholders who are more likely to be friendly to management and make it more difficult for all other stockholders to participate in a proxy contest. On Friday March 21, 2014, Sotheby’s denied Third Point’s request that it be allowed to increase its ownership to 20%. On March 24, 2014, Sotheby’s announced that its annual meeting will take place on May 6, 2014.

2. In this action, Third Point seeks declaratory and permanent injunctive relief to remedy an improper attempt by the directors of Sotheby’s (the “Board”) to entrench themselves in office and to hinder Third Point’s or any other stockholder’s ability to run an effective proxy contest. In breach of their fiduciary duties, the Director Defendants adopted a poison pill that is triggered when certain stockholders – including Third Point – acquire 10% or more of Sotheby’s outstanding common stock (the “Poison Pill”). The Board adopted the Poison Pill in direct response to a letter sent by Third Point to the Company’s Chairman, President and Chief Executive Officer, Defendant William F. Ruprecht in October 2013 (the “October Letter”). In that letter, Third Point (i) expressed serious concerns about the future of Sotheby’s, (ii) identified a number of problems with Sotheby’s leadership, strategic direction and board governance, (iii) informed the Board that Third Point had acquired additional shares of Sotheby’s common stock, to bring its total ownership percentage to more than 9%, thus making Third Point Sotheby’s largest stockholder, and (iv) volunteered to join the Board and to “help recruit several new directors…”, stating that such new directors would “help ensure that the Company benefits from the rigor and direction that comes from having an owner’s perspective in the boardroom.”

3. The Director Defendants are well aware of Third Point’s experience and successful track record of bringing positive corporate changes by placing new directors on the boards of public companies. Upon reading Third Point’s October Letter, the Director Defendants realized that the board seats of a few of their members would be in jeopardy if Third Point decided to run a proxy contest. Desperate to maintain the status quo, keep all of their Board seats – and the prestige and lucrative compensation package that accompanies them – the Director Defendants adopted the Poison Pill not for any proper purpose, but to impede a proxy contest by Third Point. Although the Board’s avowed purpose for adopting the Poison Pill is to guard against “coercive tactics to gain control,” the Director Defendants are fully aware that (i) corporate takeovers are not Third Point’s business model and (ii) Third Point has no intention of taking control of Sotheby’s. Instead, the Board adopted a poison pill that would favor passive stockholders – that is, stockholders who do not directly threaten the approach to corporate governance of Sotheby’s board of directors.

4. The terms of the Poison Pill demonstrate that the Board has no genuine concern with a takeover attempt, but are instead intended to thwart Third Point, Sotheby’s largest stockholder, from effectively running a slate of director candidates. The Poison Pill provides an exception that permits investors to acquire up to 20% of the outstanding stock before the Poison Pill is triggered, so long as those investors do not intend to exert control over Sotheby’s or to participate in a proxy contest with respect to Sotheby’s. If the investor plans to engage in a proxy contest, the threshold for triggering the Poison Pill is much lower: a mere 10% of the stock (the “10% Trigger”). In other words, stockholders not seeking to disrupt the incumbent Board may accumulate twice the stake of stockholders who might seek to influence the Company by conducting a proxy contest. This provision expressly discriminates against those stockholders who seek to participate in corporate democracy and corporate governance through exercising their rights as stockholders to engage in a proxy contest.

5. Further demonstrating their entrenchment motives, on March 21, 2014, the Board refused Third Point’s request to amend the terms of the Poison Pill to allow Third Point to acquire up to 20% of Sotheby’s outstanding common stock without triggering the Poison Pill. The Board rejected Third Point’s request out-of-hand and continues to enforce the Poison Pill against Third Point.

6. The Board’s adoption of this discriminatory Poison Pill – and its refusal to amend it in response to Third Point’s request – demonstrate that the Poison Pill is not a reasonable corporate response to a takeover threat, but rather an improper attempt to thwart Third Point’s proxy contest and ensure that the current Board members remain firmly entrenched.

7. Third Point has nominated a slate of three directors for election to Sotheby’s twelve-member Board at the next annual meeting of Sotheby’s stockholders, which is scheduled to take place on May 6, 2014. Third Point filed its preliminary proxy statement with the SEC on March 17, 2014. As set forth below, the 10% Trigger illegitimately tilts the playing field in the Board’s favor and interferes inequitably with Third Point’s right as a major stockholder to wage a proxy contest. Because the 10% Trigger serves no purpose other than to entrench the Board, Third Point respectfully requests an Order (1) declaring that the Director Defendants breached their fiduciary duties, (2) declaring that the Poison Pill is unenforceable under the circumstances alleged in the Complaint, and (3) requiring the Company to redeem the Poison Pill in its entirety, or in the alternative, enjoining the Company and the Board from enforcing the Poison Pill against Third Point or ordering the Company and the Board to amend the Poison Pill to allow Third Point to acquire up to 20% of Sotheby’s outstanding common stock without triggering the Poison Pill.

THE PARTIES

8. Plaintiff Third Point is a Delaware limited liability company with its principal place of business located at 390 Park Avenue, 18th Floor, New York, New York. Third Point, directly and indirectly through its affiliates and associates, is the beneficial owner of 6,650,000 shares of Sotheby’s common stock, which constitutes 9.62% of Sotheby’s outstanding common stock. Third Point is Sotheby’s largest stockholder.

9. Sotheby’s is a corporation organized and existing under the laws of the State of Delaware, with its principal place of business at 1334 York Avenue, New York, New York. Sotheby’s is listed on the New York Stock Exchange and trades under the symbol “BID.” Sotheby’s Board is composed of twelve directors.

10. William F. Ruprecht is the Chairman of the Board, President, and Chief Executive Officer of Sotheby’s. Mr. Ruprecht has served as a director of Sotheby’s since being elected by consent of the then-serving Board in February 2000, at which time he was also appointed President and Chief Executive Officer. Mr. Ruprecht was elected Chairman of the Board by consent of the then-serving Board in December 2012. Mr. Ruprecht received total compensation of $6,043,130 in 2013, including PSU awards valued at over $3.4 million, and has an employment agreement that expires on August 31, 2014.

11. Peregrine A. M. Cavendish, the Duke of Devonshire, has been a director of Sotheby’s since being elected by consent of the then-serving Board in September 1994 and has served as served as the Deputy Chairman of the Board since April 1996. In 2013, Cavendish received more than $110,000 in director compensation and, upon information and belief, Cavendish will continue to receive such compensation in 2014. Cavendish also receives an annual consulting fee of 65,000 British Pounds (US $101,667 in 2013).

12. Domenico De Sole has been a director of Sotheby’s since December 1, 2013 and has served as the Company’s Lead Director since December 13, 2013. In 2013, Mr. De Sole received more than $35,000 in director compensation and, upon information and belief, will continue to receive such compensation in 2014, plus an annual fee of $75,000 for service as the Company’s Lead Director.

13. John M. Angelo has been a director of Sotheby’s since being elected by consent of the then-serving Board in April 2007. In 2013, Mr. Angelo received more than $140,000 in director compensation and, upon information and belief, Mr. Angelo will continue to receive such compensation in 2014.

14. Steven B. Dodge has been a director of Sotheby’s since May 2012 and previously served as a director of the Company from 2000 to 2007. In 2013, Mr. Dodge received approximately $190,000 in director compensation and, upon information and belief, will continue to receive such compensation in 2014.

15. Daniel H. Meyer has been a director of Sotheby’s since May 2011. In 2013, Mr. Meyer received more than $136,000 in director compensation and, upon information and belief, will continue to receive such compensation in 2014.

16. Allen I. Questrom has been a director of Sotheby’s since being elected by consent of the then-serving Board in December 2004. In 2013, Mr. Questrom received more than $143,000 in director compensation and, upon information and belief, will continue to receive such compensation in 2014.

17. Marsha E. Simms has been a director of Sotheby’s since May 2011. In 2013, Ms. Simms received more than $139,000 in director compensation, and upon information and belief, will continue to receive such compensation in 2014.

18. Michael I. Sovern has been a director of Sotheby’s since being elected by consent of the then-serving Board in February 2000 and served as Chairman of the Board of Directors from February 2000 until December 2012. In 2013, Mr. Sovern received $130,000 in director compensation and, upon information and belief, will continue to receive such compensation in 2014.

19. Robert S. Taubman has been a director of Sotheby’s since August 2000, effectively filling the Board vacancy left when his father, A. Alfred Taubman, stepped down as Chairman of the Company in February 2000. In 2013, the younger Mr. Taubman received more than $160,000 in director compensation and, upon information and belief, will continue to receive such compensation in 2014.

20. Diana L. Taylor has been a director of Sotheby’s since being elected by consent of the then-serving Board in April 2007. In 2013, Ms. Taylor received more than $148,000 in director compensation and, upon information and belief, will continue to receive such compensation in 2014.

21. Dennis M. Weibling has been a director of Sotheby’s since being elected by consent of the then-serving Board in May 2006. In 2013, Mr. Weibling received more than $170,000 in director compensation and, upon information and belief, will continue to receive such compensation in 2014.

22. The members of the Sotheby’s Board collectively own approximately 0.87% of the Company’s outstanding shares. That miniscule number is a fraction of Third Point’s 9.62% beneficial ownership of the Company’s outstanding shares.

BACKGROUND

A.	Sotheby’s Declining Performance.

23. Sotheby’s, the corporate steward of one of the world’s foremost luxury brands, is a global art business that has been engaged in the auction business since 1744. Sotheby’s is the oldest company listed on the New York Stock Exchange.

24. Sotheby’s primary global competitor is Christie’s International, PLC (“Christie’s”), a privately held, French-owned auction house. Sotheby’s competitive position relative to Christie’s has deteriorated in recent years as a result of Sotheby’s inability to stay on the cutting edge of the global art business. Sotheby’s struggles are evidenced by its disappointing performance in the significant growth categories of contemporary and modern art and its inability to develop and implement a coherent plan for an internet sales strategy.

Sotheby’s continues to lag behind Christie’s in both private sales and sales in newer markets, like China and the Middle East, where Christie’s already has established significant customer relationships. In short, Sotheby’s strategy of focusing on “top clients” and the high-value-lots segment of the art market has not paid off. By leveraging new technologies, Christie’s has captured the advantage in the lower-value-lots segment and used that as a foothold to generate profits and relationships that have also allowed it to successfully compete against Sotheby’s at the top of the market.

B.	Third Point Attempts To Improve Sotheby’s Performance For The Benefit Of All Stockholders.

25. Third Point is an SEC-registered investment advisor founded in 1995 by Daniel S. Loeb, who serves as Third Point’s CEO and oversees all investment activity. Third Point manages approximately $14.5 billion in assets. Third Point focuses on achieving for its investors exceptional risk-adjusted returns with limited market exposure. Third Point’s investment strategy for public companies does not involve corporate control transactions. Rather, in its “constructivist” strategy, Third Point looks to unlock value and catalyze value- enhancing change by participating in corporate governance of the companies in which it acquires a substantial interest.

26. On August 26, 2013, Third Point filed a Schedule 13D with the SEC disclosing that it had acquired 3,925,000 shares of Sotheby’s common stock, representing 5.7% of Sotheby’s common stock outstanding (the “13D”). The 13D expressly stated that Third Point did not have any plans or proposals that related to, or that would result in, an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving Sotheby’s. Instead, Third Point explained that it had acquired Sotheby’s common stock for investment purposes only and that Third Point intended to use that position “to engage in a dialogue with members of the Board or management of [Sotheby’s]” and to “engage in a dialogue and other communications regarding [Sotheby’s] with other stockholders knowledgeable…, industry or market observers (including art market participants), or other persons.” Federal securities regulations requires the filing of a Schedule 13D whenever a stockholder acquires more than 5% of a voting class of a company’s equity securities registered under Section 12 of the Securities Exchange Act of 1934 for the purpose or with the effect of changing or influencing control. Waging a proxy contest would be considered influencing control, even if the stockholder did not intend to acquire a controlling ownership stake.

27. On October 2, 2013, Third Point filed Amendment No. 1 to its Schedule 13D (the “Amended 13D”). The Amended 13D disclosed that Third Point had acquired an additional 2,425,000 shares of Sotheby’s common stock, increasing its total stake in the Company to 6,350,000 shares of common stock representing 9.3% of the outstanding shares, and making Third Point the Company’s largest stockholder.

28. In conjunction with the Amended 13D, Third Point sent a letter to Mr. Ruprecht detailing certain problems with the Company that are negatively affecting the Company’s performance, including a lack of leadership and strategic vision at Sotheby’s highest levels and a misalignment between management and stockholders – problems that are manifesting themselves in the Company’s chronically weak operating margins and deteriorating competitive position relative to Christie’s (the “October Letter”). Third Point pointed out that the Director Defendants have very little stake in the company they run, as evidenced by the Board’s minimal stockholdings. Third Point also questioned Mr. Ruprecht’s lavish compensation and perquisite package, which is larger than comparable luxury brand companies that are more than three times the size of Sotheby’s. Thus, as the October Letter asserts, the

Board is not properly incentivized to grow the Company for the benefit of the Company’s owners – its stockholders. The complacency at the Board level has allowed a malaise to settle over the Company and infest its corporate culture.

29. Third Point also highlighted Mr. Ruprecht’s and the Board’s lack of strategic vision, pointing out that, at Mr. Ruprecht’s direction, the Company was still following a strategic plan that was put in place in 2007 to weather the financial crisis. As a result, the Company had failed to (i) capitalize on growth categories, (ii) develop and implement a coherent internet sales strategy and (iii) to establish significant customer relationships in new markets such as China. The result has been a loss of market share to its rival Christie’s, which has been compounded by the fact that Sotheby’s misguided strategy of focusing on “top clients” and the high-value-lots segment of the art market has backfired and allowed Christie’s to make gains in the lower-value-lots segment that Christie’s has used as leverage to compete against, and to beat, Sotheby’s, even at the top-end of the market.

30. At no time has Third Point had any desire to take control of Sotheby’s to remedy these problems. Nor has Third Point even implied, let alone stated, an intent to take control. Instead, Third Point closed its October Letter by offering a plan to increase stockholder value by expanding Sotheby’s global footprint and exploring opportunities to exploit the Sotheby’s brand through adjacent business. Mr. Loeb offered to join the Board immediately and to help recruit several new directors to assist the Company in achieving these goals. Most fundamentally, Third Point wishes to put an owner’s perspective in the boardroom – something that the Sotheby’s Board as currently configured sorely lacks. The October Letter also explained that to repair the Company and to drive its growth in today’s global art market, Sotheby’s needs a CEO with sufficient knowledge of global art markets – a CEO who can move seamlessly around the globe building business and strengthening client relationships (although since such time, Third Point has publicly acknowledged that it is willing to continue to work with the current CEO).

31. On July 30, 2013, a completely unrelated investment fund, Marcato Capital (“Marcato”), disclosed ownership of over 6% of Sotheby’s common stock. Contemporaneous press reports stated that “we would suspect that [Richard] McGuire [Marcato’s founder] and his team are trying to get management to change their strategy.”

C.	The Board Responds to Third Point’s October Letter By Adopting The Poison Pill.

32. The Board responded to the October Letter and to Third Point’s disclosure that it had increased its ownership stake in Sotheby’s to approximately 9.3% by adopting the Poison Pill on October 4, 2013 – a mere two days after receiving Third Point’s October Letter.

33. The Poison Pill was implemented in the form of a distribution of a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock. Each Right entitles its holder to purchase from Sotheby’s one one-hundredth of a share of Series A Junior Participating Preferred Stock (a “Preferred Share”) of the Company at a price of $200 (the “Exercise Price”).

34. A Right does not give its holder any dividend, voting, or liquidation rights until it is exercised. Once exercised, however, each Right will entitle its holder (other than an Acquiring Person, as defined below) to purchase, for the Exercise Price, a number of shares of the Company’s common stock having a market value of twice such price, based on the market price of the Company prior to such acquisition – in other words, the right to acquire common stock at a 50% discount. If the Company is acquired in a merger or other business combination transaction after the Rights become exercisable, each Right will entitle its holder (other than an

Acquiring Person, as defined below) to purchase, for the Exercise Price, at the Right’s then-current exercise price, a number of shares of the acquiring company’s common stock having a market value of twice such price, based on the market price of the acquiring company’s stock prior to such transaction.

35. The Poison Pill is triggered when a person or group becomes an “Acquiring Person.” A person or group becomes an Acquiring Person by obtaining beneficial ownership of “10% or more of the Common Shares of the Company then outstanding....” The Rights become exercisable ten days after the public announcement that a person or group has become an Acquiring Person.

36. The Poison Pill’s definition of “Acquiring Person” contains several exceptions that reveal the Poison Pill’s actual – and illegitimate – purpose. First, a higher threshold applies if the acquiring person or group is eligible to report, and does report, its holdings on Schedule 13G, which can be filed (in lieu of a Schedule 13D), by a stockholder that, among other things, owns less than 20% of a voting class of a company’s equities securities registered under Section 12 of the Securities Exchange Act of 1934, and that affirms that the shares are not held for the purpose or with the effect of changing or even influencing control. Such an investor or investor group does not become an Acquiring Person under the terms of the Poison Pill unless and until they obtain beneficial ownership of 20% or more of the Company’s outstanding common stock. This makes clear that the Poison Pill’s intended purpose is to interfere with the proxy process and tilt the playing field towards passive stockholders who are permitted to own up to 20% of Sotheby’s stock and against active stockholders who seek a voice in the Company’s corporate governance. Second, no threshold applies if the acquiring person or group is a bona fide swaps dealer who has only become an Acquiring Person as a result of its actions in the ordinary course of its business and the Board determines, in its sole discretion, that such actions were taken without the intent or effect of evading the Poison Pill or otherwise seeking to control or influence the management or policies of the Company.

37. Finally, the Poison Pill contains a “qualifying offer” exception, whereby the Rights will automatically expire concurrently with (but no earlier than 100 days after the commencement of such qualifying offer) the purchase of 50% (including any shares held by the offeror) of the Company’s outstanding common stock on a fully diluted basis pursuant to a tender or exchange offer for all of the outstanding shares of the Company’s common stock at the same price and for the same consideration, provided that the offeror irrevocably commits to purchase all remaining untendered shares at the same price and the same consideration actually paid pursuant to the offer. Thus, the Poison Pill – traditionally a means of providing a board of directors with a say in the face of a hostile takeover to ostensibly protect stockholders – expressly would not apply to an actual tender offer for all the shares, at any price, of Sotheby’s. This “qualifying offer” exception makes it clear beyond cavil that the true purpose of the Director Defendants’ Poison Pill is not to prevent a corporate takeover, but to protect the culture of the boardroom, by targeting stockholders who seek only to participate in corporate governance, to exercise the stockholder franchise and to seek representation of their views on Sotheby’s Board. Indeed, the definition of “beneficial ownership” in the Poison Pill chills alliances with other stockholders who may have the same views as Third Point with respect to Sotheby’s Board.

38. The Poison Pill will expire on October 3, 2014, after the 2014 proxy season is over, unless ratified by the stockholders of the Company by such date, in which case the Poison Pill will instead expire on October 3, 2016. The Company’s certificate of incorporation prohibits stockholders from acting by written consent or calling special meetings, so there will be no opportunity for stockholders to exercise their right to elect directors for a year following the 2014 annual meeting, even if the Poison Pill lapses in October 2014.

39. When the Board adopted the Poison Pill, the Company issued a press release stating that the Poison Pill was adopted “in response to the recent rapid accumulations of significant portions of Sotheby’s outstanding common stock,” and was “intended to protect Sotheby’s and its shareholders from efforts to obtain control that are inconsistent with the best interest of the Company and its shareholders.”

40. The Company was well aware, however, that Third Point did not and does not pose a takeover threat to the Company. Third Point has no desire to – and never has expressed a desire to – obtain control over Sotheby’s. It is well-known by the Board and the industry in general that Third Point’s business model does not include acquiring control of companies. Nor does Third Point pose any threat to Sotheby’s assets. Instead, Third Point has repeatedly expressed to the Board its desire to strengthen Sotheby’s and to increase the return on investment for its stockholders through changes to the Company’s policies and corporate governance that would benefit all stockholders. Although Third Point believes strongly that its nominees will be a very positive influence on the Board, Third Point has no desire – and has never expressed a desire – to have anything more than a voice for the stockholders in corporate governance. Seeking such a voice for ownership in the Sotheby’s boardroom is surely a legitimate goal, especially given that Third Point is the Company’s largest stockholder. The adoption of the Poison Pill clearly was a response – and a wrongful one – to stockholder action.

41. Moreover, the circumstances surrounding the adoption of the Poison Pill and the language of the Poison Pill itself reveal that the Board’s principal motivation was to entrench itself and to prevent Third Point (or any other public stockholder) from obtaining a voting bloc sufficient to ensure a voice in the Company’s governance or to elect directors to monitor the stockholders’ investment. First, by creating exceptions to the 10% Trigger for 13G investors who do not and cannot wage proxy contests, the Board allows those stockholders who are more likely to be friendly to management and support the current Board’s policies to strengthen their positions, while handicapping those stockholders, like Third Point, that desire change. Second, by making exceptions for qualified offers, the Poison Pill does nothing to achieve its stated purpose of preventing a hostile takeover. Instead, its low threshold – applied specifically to proxy contestants – demonstrates the Board’s intent to hinder a proxy fight and make it more difficult for stockholders who are concerned for the Company’s future, but not interested in taking control, from having an effective say in corporate governance.

D.	Third Point Nominates Three Directors and Seeks a Waiver of the 10% Trigger.

42. On February 27, 2014, Third Point filed Amendment No. 2 to its Schedule 13D (the “Second Amended 13D”). The Second Amended 13D disclosed that Third Point had acquired an additional 200,000 shares of Sotheby’s common stock, increasing its total stake in the Company to 6,550,000 shares of common stock representing 9.53% of the outstanding shares.

43. In the Second Amended 13D, Third Point commended the Board for taking some of the actions recommended by Third Point, but lamented that much remained to be done to enhance the Company’s competitive position, improve its strategy, and boost stockholder value. Specifically, Third Point explained that it remained convinced that the Company and all stockholders would benefit from having an owners’ perspective in the boardroom. Third Point explained that the Company and its stockholders would benefit greatly from new perspectives and different expertise at the Board level and, to achieve the policy and management changes the Company needed, the Board required an expert in corporate restructuring to take the reins. The Board also needed greater depth of experience in Sotheby’s key business building-block: luxury-customer relationship development.

44. Accordingly, Third Point disclosed in the Second Amended 13D that, earlier that day, it had provided notice to Sotheby’s that Third Point would nominate three directors for election to the Board at the 2014 annual meeting: (1) Mr. Loeb, to whom the Board had already offered a seat as a director; (2) Harry J. Wilson, the chairman of a highly-regarded corporate turnaround and restructuring firm who had previously served as a senior member of the President’s Automotive Task Force with principal responsibility for the successful restructuring of General Motors; and (3) Olivier Reza, the lead designer and head of the House of Alexander Reza, an internationally-renowned luxury jeweler based in Paris, and the former managing director in the mergers and acquisitions group at Lazard Freres & Co. LLC in New York (Mr. Loeb, Mr. Wilson, and Mr. Reza are referred to collectively as the “Third Point Nominees.”)

45. Sotheby’s responded with an investor call and a press release the same day stating that the Nominating and Corporate Governance Committee would review Third Point’s director nominations and present its recommended slate of director nominees in its definitive proxy statement. However, in those communications, the Board revealed that it has no intention of objectively considering Third Point’s Nominees. It characterized the nominations as “unfortunate” and stated that it was “disappointed that Third Point has chosen this path.” Not surprisingly, the Director Defendants opined, through the Company, that they believed that the incumbent Board was best positioned to support the Company’s continued growth and success.

46. On March 13, 2014, Third Point filed Amendment No. 3 to it Schedule 13D (the “Third Amended 13D”), in which Third Point disclosed that it acquired additional shares of Sotheby’s common stock, bringing its total ownership percentage to 9.62%. The Third Amended 13D also provided additional information about Third Point’s nominees for election to the Sotheby’s Board.

47. On March 13, 2014, Third Point sent a letter to the Board requesting that the Board amend the Poison Pill to provide a limited waiver of the 10% Trigger, such that Third Point and its affiliates and associates would be permitted to acquire shares of common stock of Sotheby’s up to the 20% threshold already permitted for 13G Investors, without being deemed an Acquiring Person that would trigger the Poison Pill. Third Point requested a response from the Board by March 21, 2014.

48. Also on March 13, 2014, Sotheby’s issued a letter to all Sotheby’s stockholders. In that letter, Sotheby’s advised that the Board had determined to reject all of Third Point’s nominees (even though the Company previously offered Mr. Loeb a seat on the Board) and endorsed the Board’s candidates for election at the 2014 annual meeting of stockholders. The March 13 letter went on to chastise Third Point and Mr. Loeb for exercising Third Point’s right as a Sotheby’s stockholder to launch a proxy contest.

49. In March 17, 2014, Third Point filed a preliminary proxy statement with the SEC explaining why its nominees – Messrs. Loeb, Wilson and Reza – were suitable and qualified to become members of the Sotheby’s Board.

50. On March 21, 2014, Sotheby’s rejected Third Point’s request that it be allowed to increase ownership to 20%, stating that: “after due consideration, the Board of Directors has decided to decline your request for an amendment at this time, as the Board of

Directors continues to believe the existing one-year Rights Agreement is in the best interests of all Company stockholders.” The letter ended with a platitude: “The Company remains committed to constructive engagement that advances the best interests of all Company stockholders.”

E.	Irreparable Harm.

51. The adoption and continuation of the Poison Pill is causing irreparable injury to Third Point and the other stockholders of Sotheby’s by hindering Third Point’s ability to wage an effective proxy contest.

52. Third Point has already nominated three directors to be elected to the Board at the 2014 annual meeting, which has just been scheduled for May 6, 2014.

53. Limiting the number of shares Third Point can own will reduce the chance that Third Point’s proxy contest will be successful. Waging an effective proxy contest is expensive and involves significant time and resources. For Third Point to be able to wage a meaningful proxy contest and for Sotheby’s stockholders to effectively exercise their stockholder franchise, Third Point needs prompt relief from the Court to allow Third Point to gain an equal footing with other stockholders and obtain up to a 20% stake in the Company without triggering the Poison Pill.

54. The Company recently announced that its annual meeting will take place on May 6, 2014, making it critical that this issue be resolved expeditiously. In addition, the Company’s certificate of incorporation prohibits stockholders from acting by written consent or calling special meetings, so there will be no opportunity for stockholders to exercise their right to elect directors for a year following the 2014 annual meeting, even if the Poison Pill lapses in October 2014.

55. Although the record date was set for March 12, 2014, Third Point would still be able to acquire shares with proxies from holders as of that date prior to the annual meeting.

COUNT I

BREACH OF FIDUCIARY DUTY

56. Plaintiff repeats and realleges the allegations in each of the preceding paragraphs of the Verified Complaint as if fully set forth herein.

57. The Director Defendants owe Plaintiff and Sotheby’s other stockholders fiduciary duties of loyalty and due care.

58. Delaware law imposes a fiduciary duty on the Director Defendants to act reasonably and not to invoke defensive measures unless they are in response to a legitimate threat to the Company’s corporate policy and effectiveness.

59. The Director Defendants have breached their fiduciary duties by adopting the Poison Pill in response to Third Point and enforcing the Poison Pill against Third Point because their actions were not reasonable in relation to any legitimate threat.

60. There is no reasonable basis for the Board to believe that Third Point’s proxy contest poses a threat to Sotheby’s corporate policy and effectiveness. Third Point has never expressed an intention to obtain control over the Company, nor does Third Point have a track record of attempting to obtain control over companies in its nearly twenty-year history. Instead, as repeatedly disclosed in the 13D, the Second Amended 13D, the Third Amended 13D and the October Letter, Third Point wants only to exercise its fundamental right as a stockholder of a Delaware corporation to have a say in the governance of the Company. Thus, the Board’s true purpose for adopting the Poison Pill and enforcing the 10% Trigger against Third Point could only be to prevent Third Point from acquiring additional shares and decrease Third Point’s chances of waging a successful proxy contest. Because the Board’s decision to adopt the Poison Pill in response to Third Point and enforce the Poison Pill against Third Point was not a reasonable response to a legitimate threat to the Company, such as a takeover attempt or an effort to strip Sotheby’s of important assets, the Board’s actions are improper and Third Point is entitled to a declaration that the Board breached its fiduciary duty under Delaware law.

61. The Company and the Board, therefore, should be ordered to redeem the Poison Pill in its entirety, or in the alternative, enjoined from enforcing the Poison Pill against Third Point or ordered to amend the Poison Pill to allow Third Point to acquire up to 20% of Sotheby’s outstanding common stock without triggering the Poison Pill.

62. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, for the reasons set forth above, Plaintiff respectfully requests that this Court enter an order;

A. Declaring that the Director Defendants breached their fiduciary duties;

B. Declaring that the Poison Pill is unenforceable under the circumstances alleged in the Complaint;

C. Requiring the Company to redeem the Poison Pill in its entirety, or in the alternative, enjoining the Company and the Board from enforcing the Poison Pill against Third Point or ordering the Company and the Board to amend the Poison Pill to allow Third Point to acquire up to 20% of Sotheby’s outstanding common stock without triggering the Poison Pill;

D. Awarding Plaintiffs costs and expenses incurred in this action, including, but not limited to experts’ and attorneys’ fees; and

E. Awarding such other and further relief as the Court deems just, equitable and proper.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

OF COUNSEL

Tariq Mundiya

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

Attorneys for Plaintiff Third Point LLC,

except with repect to claims against

Defendant Diana L. Taylor

William M Lafferty (#2755) Kevin M. Coen (#4775) Matthew R. Clark (#5147) 1201 North Market Street Wilmington, Delaware 19801 (302) 658-9200 Attorneys for Plaintiff Third Point LLC

Matthew S. Dontzin DONTZIN NAGY & FLEISIG LLP 980 Madison Avenue New York, New York 10075 (212) 717-2900 Attorneys for Plaintiff Third Point LLC

Dennis J. Friedman GIBSON, DUNN & CRUTCHER LLP 200 Park Avenue New York, New York 10166 (212) 351-3900 Attorneys for Plaintiff Third Point LLC

March 25, 2014 8082150.10